THIRTY EIGHTH ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS LIMITED

June 22, 2019

THE FOLLOWING PROXY CARD RELATES TO THE THIRTY EIGHTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 13, 2019.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00022202020202022000 8 062219

ISSUES PRESENTED FOR CONSIDERATION AT THE THIRTY EIGHTH ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 22, 2019
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Business

	FOR	AGAINST
1. Adoption of financial statements	☐	☐
2. Declaration of dividend	☐	☐
3. Appointment of Nandan M. Nilekani as a director liable to retire by rotation	☐	☐

Special Business

	FOR	AGAINST
4. Approval of the Infosys Expanded Stock Ownership Program — 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the 2019 Plan	☐	☐
5. Approval of the Infosys Expanded Stock Ownership Program — 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the 2019 Plan	☐	☐
6. Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program — 2019 ("the 2019 Plan")	☐	☐
7. Approval of grant of Stock Incentives to Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD), under the Infosys Expanded Stock Ownership Program — 2019 ("the 2019 Plan")	☐	☐
8. Approval for changing the terms of the appointment of Salil Parekh, Chief Executive Officer and Managing Director (CEO & MD)	☐	☐
9. Approval of grant of Stock Incentives to U.B. Pravin Rao, Chief Operating Officer (COO) and Whole-time Director, under the Infosys Expanded Stock Ownership Program — 2019 ("the 2019 Plan")	☐	☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.